
March 28, 2023

Jing Tong, Esq.
Counsel
Vinson & Elkins LP
Texas Tower
Suite 4700, 845 Texas Avenue
Houston, TX 77002

> **Re: Primo Water Corp /CN/**
> **Revised Preliminary Proxy Statement filed March 23, 2023**
> **File No. 1-31410**

Dear Jing Tong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement filed March 23, 2023

Amended and Restated Bylaws, page 83

1. We note the following disclosure in the first paragraph of this section: "The Amended and Restated By-Laws are intended to address certain matters resulting from the SEC's 'universal proxy' rules and to more closely adhere to certain provisions in the OBCA." So that shareowners who are being asked to approve the bylaw amendments fully understand why they are being proposed and their potential impact, where you describe the changes to the bylaws in the subsequent paragraphs, note whether each change is being made in response to universal proxy or OBCA requirements and explain how each new provision ties into such requirements.

2. Describe the expanded group of persons who would be authorized to determine the validity of director nominations by a shareowner if the bylaw amendments are approved and explain why this change is being proposed.

3. Refer to revised Section 10.16 in the amended bylaws. Summarize the change to disallow written resolutions by shareowners and explain the impact going forward if adopted.

4. Section 11.03 of the amended bylaws provides that if a nominating shareowner fails to comply with Rule 14a-19 under the Exchange Act "or any other rules or regulations thereunder," proxies in support of that soliciting party's nominees may be disregarded by the Company. Clarify how these amendments would impact shareholders outside the context of Rule 14a-19 violations by revising to better explain the scope of the proposed changes to the bylaws. That is, describe the other proxy rule violations that you believe could allow the Company to invalidate proxies.

Form of Proxy, page 147

5. We note that you are now using a universal proxy card subject to the requirements of Rule 14a-19. Revise to describe how you will treat proxies voted FOR fewer than ten director nominees, including those where the additional nominees are marked WITHHOLD and those for which no vote is specified. See Rule 14a-19(e)(7).

   We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please direct any questions to Christina Chalk at (202) 551-3263.

   Sincerely,

   Division of Corporation Finance
   Office of Mergers & Acquisitions